Mail-Stop 4561
								March 14, 2006

Via facsimile and U.S. Mail
Mr. Thomas B. Winmill
President, Chief Executive Officer and general Counsel
Bexil Corporation
11 Hanover Square
New York, New York 10005

Re:   Bexil Corporation
                     Revised Preliminary Proxy Statement on
Schedule
14A
	         File No. 1-12233
                     Filed March 2, 2006

Dear Mr. Winmill:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy
Questions and Answers, page 2
1. Revise the last answer on page 2 to disclose the estimated taxes on the sale of the York shares.
2. Revise to add another question and answer for the following:
What
happens to the undistributed earnings in York that have already or will accrue to Bexil up to the closing of the offering? Quantify the undistributed earnings as of the most recent practicable date.

Background of the Transaction, page 9
3. Revise the first full paragraph on page 10 ("The protocol agreement ...") to explain why the expense sharing ratio of 50-50 was changed to Bexil being totally liable for up to $1,750,000 as well as
the valuation expenses.
4. Revise the second through fourth paragraphs on page 10 to explain
what happened to the other bids from the 9 other potential buyers.
In
addition, clarify if Odyssey was in the first group of 11 or how their bid came about.
5. Revise the fourth full paragraph on page 10 ("In late August 2005...") to disclose why Bexil did not agree to the $110 million offer and also clarify if York had a debt-free balance sheet at 5/31/05 with $7.8 million in cash.
6. Revise the penultimate paragraph on page 10 ("On October
17....")
to disclose the problems the Board had with the sale structure as well as discuss the problems with the related matters.
7. Revise the last paragraph on page 10 to disclose why the leveraged dividend was implemented and the details of that dividend, including why debt was incurred. In addition, disclose as of September 30, 2005, Bexil`s shares of the undistributed net earning in York. In addition, we note York paid a dividend to Bexil reflected in the September 30, 2005 financials. Disclose the amount and the reason for the dividend.
8. Revise the second full paragraph on page 11 ("During this process") to disclose Bexil`s shares of York`s undistributed earnings as of November 30, 2005 and also explain why Bexil needed liquidity when just one month before, no need was indicated. Also, disclose the other liquidity events.
9. Revise the discussion of the Special Committee`s actions in the last 2 paragraphs on page 11 to discuss whether or not the Special Committee contacted the 11 potential bidders and, if so, the results of those bids. If not, explain why. In addition, revise the discussion to indicate if and when the Bexil board authorized the sale of the York shares and disclose when the board determined that
Odyssey`s was the only bid that would be pursued and why.
10. Revise the second full paragraph on page 12 ("At the meeting...")
or in another place discuss how the agreement deals with Bexil`s undistributed earnings of York up to the date of closing, an estimate of that amount, and how the valuation deals with this item.


Reasons for the Board`s Recommendation, page 12
11. Revise to address what happens to Bexil`s undistributed earnings in York through the date of closing and the tax on the gain of York.
In this regard, indicate whether the Board addressed these issues and whether they viewed them as negative factors.

Material terms of the Bexil Purchase Agreement, page 18
12. Revise to indicate what happens to Bexil`s undistributed earnings in York and the estimated amount through to the closing.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3668. Any
questions
on the accounting comments may be directed to John Spitz at (202)
551-3484 or Donald Walker, Senior Assistant Chief Accountant, at
(202) 551-3490.

						Sincerely,


						Jessica Livingston
						Senior Counsel
						Financial Services Group



cc:	Via U.S. Mail and Fax: (212) 688-7273
	Jay Weil, Esq.
	Guzov, Ofsink, LLC
	600 Madison Avenue, 14th Floor
	New York, New York 10022


Mr. T. B. Winmill
Bexil Corporation
March 14, 2006
Page 4